Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company
Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registry (NIRE): 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

1.                                     Date, Time and Place: The Board of Directors of Suzano Papel e Celulose S.A. (“Company”) convened at 3:00 p.m. on February 21, 2019, at the branch office located at Av. Brigadeiro Faria Lima, 1355, 8º andar, in the City of São Paulo, State of São Paulo.

2.                                     Attendance: the following Directors attended the meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director) and Rodrigo Kede de Freitas Lima (Director). The following members of the Company’s Audit Board were also present: Rubens Barletta, Eraldo Soares Peçanha and Luiz Augusto Marques Paes, along with the following representatives of PwC, the Company’s independent auditors, Tadeu Cendón Ferreira and José Vital Pessoa Monteiro Filho.

3.                                     Chairman and Secretary: The meeting was presided over by Mr. David Feffer, who invited Mr. Vitor Tumonis to act as secretary.

4.                                     Agenda: (a) to examine the Management Report, the separate and consolidated Financial Statements and respective Notes relating to the fiscal year ended December 31, 2018, accompanied by the unqualified report of the independent auditors; and (b) to examine the Executive Board proposal for distribution of dividends.

5.                                     Minutes in summary form: the Directors unanimously approved the drawing up of these minutes in summary form, and waived the reading of the documents in the agenda as they were already aware of them.

6.                                     Decisions on the Agenda: The Directors, unanimously and without restrictions, decided:

(a)                                (i) to approve the Management Report, the separate and consolidated Financial Statements and respective Notes relating to the fiscal year ended December 31, 2018, accompanied by the unqualified report of the independent auditors; (ii) to authorize the corresponding disclosure of these documents in accordance with the applicable regulations and legislation; and (iii) to approve the submission of these documents to the Company’s Annual Shareholders’ Meeting, to be called in a timely manner; and

(b)                                (b) to approve, subject to approval of the Annual Shareholders’ Meeting that will consider and vote on the financial statements for the fiscal year ended December 31, 2018 (“ASM 2018”), the proposal by the Company’s Executive Board for distribution of dividends in

(minutes of the meeting of the Board of Directors of Suzano Papel e Celulose S.A., held on February 21, 2019 at 3:00 p.m.)

the amount of six hundred million reais (R$600,000,000.00), corresponding to R$0.54855 per common share of the Company, as follows: (i) three million, four hundred sixty-five thousand, nine hundred forty-seven reais and seventy-six centavos (R$ 3,465,947.76) as minimum mandatory dividends and (ii) five hundred ninety-six million, five hundred thirty-four thousand, fifty-two reais and twenty-four centavos (R$596,534,052.24) to be deducted from existing profit reserves. The proposal approved herein is based on shareholders of record as of December 31, 2018. Therefore, in case there is any change in the number of treasury shares between the date hereof and the date of disclosure to shareholders of the material supporting their decisions in the ASM 2018, such proposal must be duly updated. The dividends approved herein, if approved in the ASM 2018, will be paid to shareholders of record as of the ASM 2018 on a date to be defined at said meeting, and shares will be traded ex-dividends as of the first business day after said meeting, in accordance with the proposal filed at the Company’s headquarters.

7.                                     Closure: there being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all Audit Board members present.

São Paulo, SP, February 21, 2019.

David Feffer	Vitor Tumonis
Chairman of the Meeting and of the Board	Secretary

Claudio Thomaz Lobo Sonder	Daniel Feffer
Vice Chairman	Vice Chairman

Antonio de Souza Corrêa Meyer	Jorge Feffer
Director	Director

Nildemar Secches	Maria Priscila Rodini Vansetti Machado
Director	Director

Rodrigo Kede de Freitas Lima
Director